SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

ALLOVIR, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

019818103

(CUSIP Number)

Morana Jovan-Embiricos

c/o LJ Fiduciary, 8, Rue Saint-Leger,

CH-1205 Geneva

Switzerland

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: F2 MG Ltd.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,059,884 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,059,884 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,059,884 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.2% (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)

The reported securities are owned directly by F2 MG Ltd. Globeways Holdings Ltd. is the appointed manager of F2 MG Ltd. and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 MG Ltd.

(2)

The percent of class was calculated based on 92,822,667 shares of common stock outstanding, as set forth in the Issuer’s Form 424(b)(5) prospectus supplement filed with the Securities and Exchange Commission on July 27, 2022.

(1)	Name of Reporting Persons: F2-TPO Investments, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 668,072 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 668,072 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 668,072 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.7% (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)

The reported securities are owned directly by F2-TPO Investments, LLC. Globeways Holdings II Ltd. is the appointed manager of F2-TPO Investments, LLC and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2-TPO Investments, LLC.

(2)

The percent of class was calculated based on 92,822,667 shares of common stock outstanding, as set forth in the Issuer’s Form 424(b)(5) prospectus supplement filed with the Securities and Exchange Commission on July 27, 2022.

(1)	Name of Reporting Persons: F2 MC, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,038,583 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,038,583 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,038,583 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.2% (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)

The reported securities are owned directly by F2 MC, LLC. Globeways Holdings II Ltd. is the appointed manager of F2 MC, LLC and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 MC, LLC.

(2)

The percent of class was calculated based on 92,822,667 shares of common stock outstanding, as set forth in the Issuer’s Form 424(b)(5) prospectus supplement filed with the Securities and Exchange Commission on July 27, 2022.

(1)	Name of Reporting Persons: F2 Capital I 2020 LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,193,874 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,193,874 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,193,874 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.5% (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)

The reported securities are owned directly by F2 Capital I 2020 LLC. Globeways Holdings II Ltd. is the appointed manager of F2 Capital I 2020 LLC and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 Capital I 2020 LLC.

(2)

The percent of class was calculated based on 92,822,667 shares of common stock outstanding, as set forth in the Issuer’s Form 424(b)(5) prospectus supplement filed with the Securities and Exchange Commission on July 27, 2022.

(1)	Name of Reporting Persons: F2 Bioscience AV 2022 LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 867,678 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 867,678 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 867,678 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.9% (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)

The reported securities are owned directly by F2 Bioscience AV 2022 LLC. Globeways Holdings II Ltd. is the appointed manager of F2 Bioscience AV 2022 LLC and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 Bioscience AV 2022 LLC.

(2)

The percent of class was calculated based on 92,822,667 shares of common stock outstanding, as set forth in the Issuer’s Form 424(b)(5) prospectus supplement filed with the Securities and Exchange Commission on July 27, 2022.

(1)	Name of Reporting Persons: Globeways Holdings Ltd.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,059,884
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,059,884
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,059,884
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.2% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)

Includes 2,059,884 shares of Common Stock held by F2 MG Ltd. Globeways Holdings Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held F2 MG Ltd. Morana Jovan-Embiricos is the founding director and shareholder of Globeways Holdings Ltd. and has the sole power to vote upon the acquisition, holding and disposal of all shares held by Globeways Holdings Ltd.

(2)

The percent of class was calculated based on 92,822,667 shares of common stock outstanding, as set forth in the Issuer’s Form 424(b)(5) prospectus supplement filed with the Securities and Exchange Commission on July 27, 2022.

(1)	Name of Reporting Persons: Globeways Holdings II Ltd.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,768,207 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,768,207 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,768,207 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.4% (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)

Includes 668,072 shares of Common Stock held by F2-TPO Investments, LLC, 2,038,583 shares of Common Stock held by F2 MC, LLC, 4,193,874 shares of Common Stock held by F2 Capital I 2020, LLC and 867,678 shares of Common Stock held by F2 Bioscience AV 2022 LLC. Globeways Holdings II Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by such entities. Morana Jovan-Embiricos is the founding director and shareholder of Globeways Holdings II Ltd. and has the sole power to vote upon the acquisition, holding and disposal of all shares held by Globeways Holdings II Ltd.

(2)

The percent of class was calculated based on 92,822,667 shares of common stock outstanding, as set forth in the Issuer’s Form 424(b)(5) prospectus supplement filed with the Securities and Exchange Commission on July 27, 2022.

(1)	Name of Reporting Persons: Morana Jovan-Embiricos
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 75,197 (1)
	(8)	Shared Voting Power 26,502,857 (2)(3)(4)
	(9)	Sole Dispositive Power 75,197 (1)
	(10)	Shared Dispositive Power 26,502,857 (2)(3)(4)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,578,054 (1)(2)(3)(4)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 28.6% (5)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Includes (i) 30,197 shares of Common Stock and (ii) 45,000 shares of Common Stock underlying options that are exercisable within 60 days directly held by Morana Jovan-Embiricos.
(2)

Includes 2,059,884 shares of Common Stock held by F2 MG Ltd. Globeways Holdings Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held F2 MG Ltd. Morana Jovan-Embiricos is the founding director and shareholder of Globeways Holdings Ltd. and has the sole power to vote upon the acquisition, holding and disposal of all shares held by Globeways Holdings Ltd.

(3)

Includes 668,072 shares of Common Stock held by F2-TPO Investments, LLC, 2,038,583 shares of Common Stock held by F2 MC, LLC, 4,193,874 shares of Common Stock held by F2 Capital I 2020, LLC and 867,678 shares of Common Stock held by F2 Bioscience AV 2022 LLC. Globeways Holdings II Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by such entities. Morana Jovan-Embiricos is the founding director and shareholder of Globeways Holdings II Ltd. and has the sole power to vote upon the acquisition, holding and disposal of all shares held by Globeways Holdings II Ltd.

(4)

Includes 16,674,766 shares of Common Stock held by ElevateBio LLC. Dr. Jovan-Embiricos is a director of ElevateBio LLC. Dr. Jovan-Embiricos, David Hallal, Vikas Sinha and Ansbert Gadicke, members of the board of directors of ElevateBio LLC, may be deemed to have shared voting and investment power over the shares held of record by ElevateBio LLC.

(5)

The percent of class was calculated based on 92,822,667 shares of common stock outstanding, as set forth in the Issuer’s Form 424(b)(5) prospectus supplement filed with the Securities and Exchange Commission on July 27, 2022.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of AlloVir, Inc. (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 1100 Winter Street, Waltham, MA 02451.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by the following persons (each a “Reporting Person”):

i.	F2 MG Ltd., a British Virgin Islands limited company (“F2 MG”);

ii.	F2-TPO Investments, LLC, a Delaware limited liability company (“F2 TPO”);

iii.	F2 MC, LLC, a Delaware limited liability company (“F2 MC”);

iv.	F2 Capital I 2020 LLC, a Delaware limited liability company (“F2 2020”);

v.	F2 Bioscience AV 2022 LLC, a Delaware limited liability company (“F2 2022” and together with F2 MG, F2 TPO, F2 MC and F2 2020, the “F2 Funds”);

vi.	Globeways Holdings Ltd., a British Virgin Islands limited company (“Globeways I”);

vii.	Globeways Holdings II Ltd., a British Virgin Islands limited company (“Globeways II”);

viii.	Morana Jovan-Embiricos, a citizen of the United Kingdom.

The principal business of each Reporting Person is the venture capital investment business. The principal business address of each Reporting Person is set forth below.

F2 MG Ltd.

c/o LJ Fiduciary, 8, Rue Saint-Leger,

CH-1205 Geneva

Switzerland

F2-TPO Investments, LLC

c/o Singer McKeon, 8 West 38th Street, Suite 1001

New York, NY 10018

F2 MC, LLC

c/o Singer McKeon, 8 West 38th Street, Suite 1001

New York, NY 10018

F2 Capital I 2020 LLC

c/o Singer McKeon, 8 West 38th Street, Suite 1001

New York, NY 10018

F2 Bioscience AV 2022 LLC

c/o Singer McKeon, 8 West 38th Street, Suite 1001

New York, NY 10018

Globeways Holdings Ltd.

3rd Floor, Geneve Place, Waterfront Dr

PO Box 3175, Road Town

Tortola, BVI

c/o LJ Fiduciary, 8, Rue Saint-Leger,

CH-1205 Geneva

Switzerland

Globeways Holdings II Ltd.

3rd Floor, Geneve Place, Waterfront Dr

PO Box 3175, Road Town

Tortola, BVI

c/o Singer McKeon, 8 West 38th Street, Suite 1001

New York, NY 10018

Morana Jovan-Embiricos

c/o LJ Fiduciary, 8, Rue Saint-Leger,

CH-1205 Geneva

Switzerland

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In May 2019, prior to the Issuer’s initial public offering (the “IPO”), F2 TPO, F2 MG and F2 MC purchased 368,098 shares, 2,085,889 shares and 613,496 shares, respectively, of the Series B Preferred Stock of the Issuer for an aggregate purchase price of $24,999,986, using funds from working capital. Upon closing of the IPO, on August 3, 2020, each share of Series B Preferred Stock automatically converted into shares of Common Stock at a 1-for-1.49020520953831 ratio, resulting in F2 TPO, F2 MG and F2 MC receiving 247,011 shares, 1,399,732 shares and 411,685 shares, respectively, of the Issuer’s Common Stock.

Also on August 3, 2020, upon closing of the IPO, F2 TPO and F2 2020 purchased 100,000 shares and 2,800,000 shares, respectively, of the Issuer’s Common Stock for an aggregate purchase price of $49,300,000, using funds from working capital.

On July 28, 2022, F2 MG, F2 TPO, F2 MC, F2 2020 and F2 2022 acquired 684,622 shares, 325,379 shares, 1,626,898 shares, 1,393,874 shares and 867,678 shares, respectively, of the Issuer’s Common Stock in a registered direct offering (the “July 2022 Offering”) for an aggregate purchase price of $22,581,873, using funds from working capital.

Director Options

On July 29, 2020, in connection with her continued service on the board of directors of the Issuer, Dr. Embiricos was granted an option to purchase 22,500 shares of the Issuer’s common stock at an exercise price of $17.00 per share. Such option vested in full on May 25, 2021.

On May 25, 2021, in connection with her continued service on the board of directors of the Issuer, Dr. Embiricos was granted an option to purchase 22,500 shares of the Issuer’s common stock at an exercise price of $21.51 per share. Such option vested in full on May 17, 2022.

On May 17, 2022, in connection with her continued service on the board of directors of the Issuer, Dr. Embiricos was granted an option to purchase 27,500 shares of the Issuer’s common stock at an exercise price of $4.60 per share (together with the options described in the foregoing paragraphs, the “Director Options”). Such option shall vest in full upon the earlier to occur of (i) May 17, 2023 and (ii) the next annual meeting of the Issuer’s stockholders.

The Director Options are memorialized on the Issuer’s standard form of award agreement for such non-employee director awards.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock set forth in Item 5 and hold their shares of Common Stock for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, acquire additional shares or dispose of the shares of Common Stock that they beneficially own. These acquisitions or dispositions may occur in open market transactions, privately negotiated transactions or through other methods.

Additionally, the F2 Funds may distribute shares of Common Stock that they directly hold to their respective limited partners, members and/or shareholders, as applicable.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to the Reporting Persons’ investment in the Issuer, including, without limitation: (a) the acquisition or disposition of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Morana Jovan-Embiricos, who is the founding director and shareholder of each of Globeways I and Globeways II and who is a member of the Issuer’s board of directors, in her fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

The information set forth in Items 3 and 6 hereof is incorporated by reference in its entirety into this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percent of class was calculated based on 92,822,667 shares of common stock outstanding, as set forth in the Issuer’s Form 424(b)(5) prospectus supplement filed with the Securities and Exchange Commission on July 27, 2022.

F2 MG directly holds 2,059,884 shares of Common Stock, which represents approximately 2.2% of the outstanding shares of Common Stock.

F2 TPO directly holds 668,072 shares of Common Stock, which represents approximately 0.7% of the outstanding shares of Common Stock.

F2 MC directly holds 2,038,583 shares of Common Stock, which represents approximately 2.2% of the outstanding shares of Common Stock.

F2 2020 directly holds 4,193,874 shares of Common Stock, which represents approximately 4.5% of the outstanding shares of Common Stock.

F2 2022 directly holds 867,678 shares of Common Stock, which represents approximately 0.9% of the outstanding shares of Common Stock.

Globeways I is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 MG. Thus, Globeways I may be deemed to beneficially own 2,059,884 shares of Common Stock, which represents approximately 2.2% of the outstanding shares of Common Stock.

Globeways II is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 TPO, F2 MC, F2 2020 and F2 2022. Thus, Globeways II may be deemed to beneficially own 7,768,207 shares of Common Stock, which represents approximately 8.4% of the outstanding Common Stock.

Morana Jovan-Embiricos is the founding director and shareholder of each of Globeways I and Globeways II, and has the sole power to vote upon the acquisition, holding and disposal of all shares held by Globeways I and Globeways II. In addition, Dr. Embiricos directly holds 30,197 shares of Common Stock and 45,000 shares of Common Stock underlying options that are exercisable within 60 days, and may be deemed to own 16,674,766 shares of Common Stock held by ElevateBio LLC, for which she serves as director. Thus, Dr. Embiricos may be deemed to beneficially own 26,578,054 shares of Common Stock, which represents approximately 28.6% of the outstanding shares of Common Stock.

(c) Except as described herein, none of the Reporting Persons has effected any transaction of the Issuer’s Common Stock in the last 60 days.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Amended and Restated Investors’ Rights Agreement

In May 2019, the Reporting Persons and certain other stockholders of the Issuer entered into an amended and restated investors’ rights agreement with the Issuer (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Registration Rights

Following the closing of the IPO, the holders of a certain number of shares of Common Stock, or their transferees, became entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to the Investors Rights Agreement.

Demand Registration Rights

Beginning 180 days after the effective date of the registration statement for the IPO, upon the written request from the holders of a majority of the outstanding registrable securities (as defined in the Investor Rights Agreement), the Issuer will be required to file a registration statement and use commercially reasonable efforts to effect the registration of all or a portion of their registrable securities for public resale so long as the total amount of registrable shares requested to be registered has an anticipated aggregate offering price to the public, net of selling expenses, of least $50.0 million. The Issuer is required to effect only one registration pursuant to this provision of the Investor Rights Agreement.

Short-Form Registration Rights

Pursuant to the Investor Rights Agreement, if the Issuer is eligible to file a registration statement on Form S-3, upon the written request of the holders of a majority of Issuer’s outstanding registrable securities, the Issuer will be required to file a Form S-3 registration statement with respect to their registrable securities so long as the total amount of registrable securities requested to be registered has an anticipated aggregate offering price to the public, net of selling expenses, of least $25.0 million. The Issuer is required to effect only one registration in any twelve-month period pursuant to this provision of the Investor Rights Agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback Registration Rights

Pursuant to the Investor Rights Agreement, if the Issuer registers any securities either for its own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares in the registration. Subject to certain exceptions contained in the Investor Rights Agreement, the Issuer and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which the Issuer and the underwriters determine in its sole discretion will not jeopardize the success of the offering.

Indemnification

The Investor Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to it, and the holders of registrable securities are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The demand registration rights, short-form registration rights and piggyback registration rights granted under the Investor Rights Agreement will terminate on the fifth anniversary of the IPO.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, a copy of which is filed as Exhibit 99.2 and incorporated herein by reference.

Securities Purchase Agreement

In connection with the July 2022 Offering, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors identified therein, including certain of the Reporting Persons. Pursuant to the Purchase Agreement, the Company agreed to sell and issue to the investors in a registered direct offering an aggregate of 27,458,095 shares of the Common Stock at a purchase price of $4.61 per share, for gross proceeds of approximately $126.6 million. The closing of the July 2022 Offering occurred on July 28, 2022.

The shares of Common Stock were offered by the Company pursuant to an effective shelf registration statement on Form S-3 (File No. 333-258539), as amended, which was declared effective by the Securities and Exchange Commission on February 28, 2022.

The foregoing summary of the Purchase Agreement is not complete and is qualified in its entirety by the full text of the Purchase Agreement, a copy of which is filed herewith as Exhibit 99.3 and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement (filed herewith).

Exhibit 99.2	Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, effective as of May 8, 2019 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-239698), filed with the SEC on July 6, 2020).

Exhibit 99.3	Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2022).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 5, 2022

F2 MG LTD.

By: Globeways Holdings Ltd.
Its: Manager

/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos Title: Director

F2-TPO INVESTMENTS, LLC

/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos Title: Director

F2 MC, LLC

/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos Title: Director

F2 CAPITAL I 2020 LLC

/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos Title: Director

F2 BIOSCIENCE AV 2022 LLC

/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos Title: Director

GLOBEWAYS HOLDINGS LTD.

/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos Title: Director

GLOBEWAYS HOLDINGS II LTD.

/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos Title: Director

/s/ Morana Jovan-Embiricos
MORANA JOVAN-EMBIRICOS